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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 16, 2003
(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and on January 21, 2002 (File No. 333-81862) and our Registration Statement on Form S-8 as filed with the Commission on May 14, 2001 (File No. 333-13506), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒                Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐                No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐                No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐                No: ☒

Enclosure: Novartis First Quarter 2003 Results Release, dated April 15, 2003

Novartis International AG Novartis Communication CH-4002 Basel Switzerland Tel + 41 61 324 2200 Fax + 41 61 324 3300 Internet Address: http://www.novartis.com
MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis delivers strong growth in first quarter despite weak economic environment

  •
  Group sales up 21% in USD (13% in local currencies); Pharmaceuticals grows by 18% in USD (10% in local currencies); Generics jumps 98% in USD (83% in local currencies)

  •
  Group operating income climbs 24%, lifted by further productivity and product mix enhancements

  •
  Net income at previous first quarter level due to impact of 2002 loss at associated company Roche, excluding which net income would have increased 27%

  •
  Increased investment in R&D and successful Business Development/Licensing deals add to attractive pipeline

Consolidated key figures

	Q1 2003		Q1 2002		% Change
	USD m	% of sales	USD m	% of sales	USD	local currencies

Sales	5 721		4 742		21	13
Operating income	1 351	23.6	1 086	22.9	24
Net income	1 063	18.6	1 064	22.4	0

	USD		USD

Basic earnings per share/ADS	0.43		0.42		2

Number of employees	77 163		72 631		6

Basel, 15 April 2003—Novartis today reported its quarterly results for the first time in US dollars, reflecting the continuing strategic importance of the business in the US, where the Group currently generates 43% of its revenues. Dr. Daniel Vasella, Chairman and CEO of Novartis, said: "With world events weighing heavily on the business and financial environment—and our society as a whole—I am pleased that Novartis has maintained strong operating growth. Virtually all of our businesses achieved good sales growth on top of the strong comparative first quarter of last year. Thanks to a strong operating income it was possible—despite the one-time charge related to Roche's 2002 loss—to maintain net income at last year's record level. We are continuing to invest in our future and to ensure the flow of new products with attractive licensing deals and the build-up of our new Cambridge research headquarters."

All product names appearing in italics are registered trademarks of the Novartis Group; Augmentin® and Claritin® are registered trademarks of GlaxoSmithKline and Schering Plough, respectively.

Group sales up 21% to USD 5.7 billion

Continuing strong performances in Pharmaceuticals and Generics lifted Group sales 21%. In local currencies, sales climbed 13%, of which 9 percentage points came from volume expansion. Acquired businesses, most notably Lek, added 3 points, whilst price increases contributed just 1 point. The impact of currency translations from local currencies into USD added 8 percentage points to sales growth.

Operating income rises 24% to USD 1.4 billion

Continued productivity gains and product mix improvements led to a 1.5 percentage point reduction in the cost of goods sold to 23.8% of sales. Research & Development investments were increased 34% to 14.7% of sales to feed future innovation, while Marketing & Sales investments to drive new product roll-outs rose slightly below sales by 20% to 32.0% of sales. General & Administration costs were lower than expected. As a result, operating income increased slightly ahead of sales to USD 1.4 billion, with the operating margin reaching 23.6%.

Net income stable at USD 1.1 billion

Excluding the impact of Roche's 2002 loss, net income would have increased 27%, as net income from associated companies amounted to a loss of USD 246 million. Net financial income reached USD 180 million (-20%) despite difficult financial market conditions and a lower level of liquid funds.

Employees

The number of employees increased 6% in the first quarter, primarily due to the integration of Lek.

Outlook 2003 (barring any unforeseen events)

As Novartis continues to focus on its core Pharmaceuticals business, key therapeutic areas and brands, Pharmaceuticals and Group sales are expected to grow approximately 10% in local currencies in 2003.

A vigorous investment strategy is being pursued to sustain high-level growth. Pharmaceuticals Research investments are projected to increase overproportionately to sales by more than 20% in 2003. This is expected to lead to a decrease in Pharmaceuticals' operating margin in 2003. In addition, Business Development and Licensing activities have been stepped up in order to capture further attractive growth opportunities.

Despite the higher investments in Research and a lower anticipated level of financial income, owing to a lower level of liquidity and the challenging economic environment, both operating and net income are expected to exceed the previous year's levels, barring any unforeseen events.

Sales by division and business unit

	Q1 2003	Q1 2002	% Change
	USD m	USD m	USD	local currencies

Pharmaceuticals	3 609	3 068	18	10

Generics	761	385	98	83
OTC	401	340	18	8
Animal Health	157	150	5	0
Medical Nutrition	190	163	17	4
Infant & Baby	307	323	-5	-2
CIBA Vision	296	255	16	7

Consumer Health (ongoing)	2 112	1 616	31	22
Divested Health & Functional Food activities		58

Consumer Health	2 112	1 674	26	18

Total	5 721	4 742	21	13

Operating income by division and business unit

	Q1 2003		Q1 2002
	USD m	% of sales	USD m	% of sales	Change in %

Pharmaceuticals	1 100	30.5	861	28.1	28

Generics	112	14.7	55	14.3	104
OTC	52	13.0	32	9.4	63
Animal Health	23	14.6	25	16.7	-8
Medical Nutrition	20	10.5	6	3.7	233
Infant & Baby	45	14.7	59	18.3	-24
CIBA Vision	29	9.8	23	9.0	26
Divisional Management costs	-4

Consumer Health (ongoing)	277	13.1	200	12.4	39
Divested Health & Functional Food activities			8

Consumer Health	277	13.1	208	12.4	33

Corporate income/expense, net	-26		17

Total	1 351	23.6	1 086	22.9	24

Pharmaceuticals Division

Sales

Novartis' core Pharmaceuticals business posted an 18% rise in sales (10% in local currencies) to USD 3.6 billion, driven by the key cardiovascular and oncology franchises. Sales growth was powered by Diovan, Lotrel, Lescol, Gleevec/Glivec, and Zometa and lifted by the roll-out of Elidel and Zelnorm.

Of the major markets, the US continued to achieve strong sales growth of 16% with sales reflecting the good performances of key growth drivers and recently launched products. Japan again reported dynamic sales growth, whilst in Europe strong volume gains in Italy and Spain offset the effects of pricing pressures in several countries, mandatory generic substitution in Germany, and the effects of parallel imports both in Germany and the UK.

Operating income

Strong top-line growth pushed Pharmaceuticals' operating income up 28% to USD 1.1 billion. The cost of goods sold was reduced by 1.8 percentage points of sales thanks to product mix changes and productivity gains. To power future innovation and to support the new research strategy as well as the establishment of the new Cambridge facility, Research & Development investments increased faster than sales to 19.1% of sales. Marketing & Sales investments grew as a percentage of sales due to the increase in promotional activities to support Zelnorm in the US and the roll-out of Elidel in Europe. Overall, the increase in investments was more than offset by reduced General & Administration costs, which include a one-time gain of USD 178 million from the divestment of non-core product lines in January. Overall, first-quarter operating margin improved from 28.1% in 2002 to 30.5% in 2003.

Highlights (sales growth in local currencies unless stated)

Primary Care

Diovan (+49%, US: +60%), Novartis' flagship antihypertensive, continued to grow faster than its category worldwide, gaining share in an expanding segment thanks to increasing awareness of the cardio-renal benefits of the angiotensin II receptor blocker class. Diovan maintained its leadership in the US, where total prescriptions grew 30% (IMS y.t.d. February), underlining the steady growth in demand for Diovan. Elsewhere, the 160/25 strength of Co-Diovan was successfully launched in Germany.

Lotrel (US: +33%; hypertension) extended its share of new and total prescriptions and steadily gained market share supported by initiatives to help switch patients whose blood pressure is not adequately controlled by ACE inhibitors.

Lescol (+22%, US: +21%; cholesterol reduction) continues to show strong sales growth driven by the XL extended-release formulation and supported by a favorable risk/benefit profile. Additional data from the LIPS study were published at the end of March, showing that Lescol sharply reduces the risk of cardiac events in patients with advanced coronary artery disease.

Lamisil (+14%, US: +41%; fungal infections) maintained its leading share of the US oral antifungal segment as total and new prescription trends remained stable. Sales in the US benefited from a smaller seasonal reduction in wholesaler inventories than in 2002. New direct-to-consumer (DTC) and professional educational campaigns were finalized for launch in the second quarter.

Elidel (eczema), first launched in March 2002, is now the number-one branded prescription treatment for eczema in the US. First-quarter global sales reached USD 47 million, boosted by a successful direct-to-consumer advertising campaign in January in the US, where new prescriptions grew twice as quickly as the market. Elidel recently gained approval in Switzerland and has now been launched in more than 20 markets worldwide.

Zelnorm/Zelmac (irritable bowel syndrome with constipation), now launched in 29 countries, generated first-quarter revenues of USD 20 million. In the US, Zelnorm is reimbursed for over 90% of managed-care situations and has now been prescribed by 68% of target gastro-enterologists, up from 54% in December. Total prescriptions rose more than 30% since January (on a comparable month basis) as a result of medical need, professional education and disease awareness activities. DTC campaigns are currently in preparation to further build the category and address concerns that 75% of patients are not diagnosed and treated.

Oncology

Novartis Oncology further expanded its segment share as sales jumped 27% in local currencies (37% in USD).

Gleevec/Glivec (+95%, US: +42%), for chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), continued to exceed expectations and benefited from EU approval as first-line treatment for CML at the end of December. Further progress was made on reimbursement, the most significant in the first quarter being in Korea. First-line reimbursement discussions are ongoing in several markets.

Zometa (+196%, US: +168%), the most prescribed intravenous bisphosphonate for bone metastases, continued to post dynamic growth, with sales reaching USD 207 million. As the most efficacious bisphosphonate Zometa has now captured more than 80% of the sales of its predecessor, Aredia. The combined Aredia/Zometa franchise grew 28%. A new and more convenient liquid concentrate formulation of Zometa gained US and EU approval in March, whilst the European CPMP issued a positive opinion for a label update to include long-term data on preventing bone complications in a broad range of advanced cancers.

Sandostatin (acromegaly and carcinoid syndrome) posted 2% growth overall (US: +4%) to USD 164 million, driven by continued growth of Sandostatin LAR (+13%, US: +18%).

Femara, the first-line therapy for advanced breast cancer in postmenopausal women, achieved a 23% rise (US: +21%) in sales to USD 56 million. Sales growth will continue to moderate until adjuvant data become available. Whilst initial marketing approval was delayed in Japan, the FDA approved a new label with survival and safety updates in the US.

Ophthalmics

Ophthalmics' sales rose 4% in local currencies (+14% in USD), driven by Visudyne. Despite mandatory pricing pressures, reimbursement issues and wholesaler stocking in the fourth quarter of 2002, the other Ophthalmics brands performed well, including Zaditen in Japan.

Visudyne (+12%, treatment in macular degeneration) sales continued to grow following recent launches and progress on reimbursement.

Transplantation

The Business Unit's sales decreased 19% in local currencies (-11% in USD) as the Neoral franchise continued to defend its position against generic and branded competitor products.

Sales of Neoral/Sandimmun (-19%, immunosuppression) were reduced due to US wholesaler stocking in 2002 and the arrival of new generic competition to Sandimmun in the US in the third quarter of 2002. Within the EU, generics have only been introduced in Germany. Neoral sales were underpinned by sustained momentum in Japan and the successful implementation of the C2 monitoring system, which is now bringing significant benefits to more than 20 000 transplant patients worldwide.

Simulect, the induction immunosuppressant designed to complement Neoral, posted a 2% rise in sales, lifted by its successful introduction in Japan, where more than 60% of major renal transplant centers are now prescribing Simulect.

Myfortic, the advanced enteric-coated formulation of mycophenolate sodium used to prevent organ rejection, has now gained approvals for use in kidney transplantation in ten countries including Switzerland, Brazil and Australia.

Mature Products

The mature brands again reported only a modest decline in overall sales as a result of focused investments on selected key products and markets. Voltaren (-10%, anti-inflammatory) continued to compete well against increasing competition from generics, as the sales decline reflected the strong first-quarter increases in 2002; this was also the case with the Cibacen/Cibadrex (-10%) antihypertensive range.

Pipeline update

Business Development & Licensing activities have been stepped up in order to capture further attractive growth opportunities and complement the Novartis pipeline. A number of deals were announced in the first quarter: the acquisition of Pfizer's incontinence treatment Enablex® (darifenacin), subject to regulatory approvals and other conditions; the acquisition of a 51% stake in Idenix, giving Novartis options/rights to Idenix's pipeline including three attractive hepatitis treatments currently in Phases I/II and III; a licensing agreement with Regeneron for their IL-1 trap rheumatoid arthritis compound in Phase II; an agreement with Valley Forge Pharmaceuticals granting Novartis Ophthalmics exclusive rights for developing and commercializing the first pharmaceutical treatment for myopia; and a license agreement with Ivax Corporation regarding the use of their new Airmax™ inhaler to deliver Novartis' respiratory drugs Foradil1 and Miflonide.

A number of pipeline products are currently undergoing regulatory review in major markets including the following, which are all on track:

Foradil Certihaler1,2, a new-generation inhaler system for asthma patients: submitted in December 2002 (US and EU).

Certican, which targets primary causes of chronic rejection in transplantation: filed last July (EU) and last December (US).

Prexige (arthritis and pain): filed last November (US and EU) and currently under review for approval in osteoarthritis, dysmenorrhea, and pain. Most recently, Prexige was granted its first marketing authorization, in Mexico, for chronic use in osteoarthritis, rheumatoid arthritis, acute pain and dysmenorrhea.

Stalevo3 (Parkinson's disease) the entacapone-levodopa-carbidopa combination: filed last August (US and EU).

Starlix4 (diabetes): label expansion to include use in combination with rosiglitazone filed in December 2002 (US).

Xolair5 (asthma treatment): amendment to the marketing application submitted last December (US).

1
The active ingredient formoterol is licensed to Novartis by Yamanouchi.
2
The formulation and device were developed under an agreement with SkyePharma.
3
Licensed from Orion.
4
Licensed from Ajinomoto.
5
In development under an agreement between Novartis Pharma AG, Genentech, Inc. and Tanox, Inc.

Consumer Health Division

Generics

Sales

Generics posted a dynamic jump in sales of 98% (83% in local currencies) to USD 761 million, driven by the exceptional performance of the retail franchise in the US and boosted considerably by the acquisition of Lek, which contributed 47 percentage points to sales growth.

The retail franchise with finished forms saw a 114% rise in sales in local currencies, lifted by a number of new launches in key markets, including loratadine (a generic version of Claritin®) in the US. In addition, strong sales growth in the US was fuelled by Geneva's and Lek's generic versions of the anti-infective Augmentin® and other new products. Sales in Europe grew dynamically, especially in the UK, France, the Nordic region, the Netherlands, Italy and Spain.

Although production capacity was increasingly used to meet captive demand, the industrial generics franchise achieved a 7% rise in sales in local currencies, driven in particular by continued strong sales of cephalosporins and other bulk antibiotics.

Operating income

Operating income soared 104% to USD 112 million, reflecting the strong top line growth. The favorable product mix and productivity gains contributed to a reduction in the cost of goods sold as a percentage of sales. Marketing & Sales increased as a percentage of sales owing to the addition of Lek, whilst General & Administration costs were reduced. The operating margin was thus increased to 14.7%.

OTC

Sales

OTC (over-the-counter medicines) sales grew a strong 18% (+8% in local currencies), clearly ahead of the market, and reached USD 401 million. The performance was primarily driven by the continued strength of the five global brands Voltaren, Lamisil, Nicotinell / Habitrol, O trivin and Calcium-Sandoz, which collectively grew 10% in local currencies, led by Lamisil (antifungal) and Nicotinell / Habitrol (smoking cessation), which increased dynamically in all regions. The US launch of private label OTC loratadine (a generic version of Claritin®) contributed significantly to volume gains and more than offset the impact of the poor cough and cold season in the US.

Operating income

Operating income rose 63% to USD 52 million, driven by strong volume growth. The focus on higher margin products and productivity gains led to a reduction in the cost of goods sold. With the exception of Research & Development, which increased in line with sales to drive important mid-term clinical trials, functional costs all decreased as a percentage of sales, resulting in a 3.6 percentage point jump in operating margin from the previous first-quarter level to 13.0%.

Animal Health

Sales

Animal Health sales at USD 157 million were up 5% (0% in local currencies) from the high level of the previous year's first quarter. Sales accelerated dynamically towards the quarter end following a soft start due to the economic uncertainty and unusual weather conditions in key regions.

The companion animal franchise grew strongly, driven by double-digit sales growth from Fortekor (heart/kidney failure in dogs/cats) and complemented by good market share gains by a number of new products launched towards the end of last year. In February, Deramaxx received US approval, extending its indication to chronic pain and inflammation control associated with osteoarthritis in dogs.

Sales in the farm animal franchise were led by a continuing strong performance in the Latin American and Asian regions, which helped partially to offset the impact of the prolonged drought on the Australian livestock industry and the adverse market conditions in some European countries and the US.

Operating income

Operating income decreased 8% to USD 23 million, leading to an operating margin of 14.6%. Investments in Research & Development were higher than in the previous first quarter, owing to the timing of large studies for development projects.

Marketing & Sales outlay increased in line with sales to support the recently launched brands. The increased investments were partially offset by a favorable development in the cost of goods sold.

Medical Nutrition

Sales

Medical Nutrition sales grew 17% (4% in local currencies) to USD 190 million, driven by the strong performance of Enteral Nutrition (Isosource and Novasource) and supported by good sales of medical device products under the Compat brand. The Medical Food franchise (Resource) also performed well, benefiting from the expansion of the home-care channel.

Operating income

Operating income reached USD 20 million up from the previous first quarter. Productivity gains and reductions in raw material costs contributed to a reduction in the cost of goods sold, while General & Administration costs fell. As a result, the operating margin leaped to 10.5% compared with only 3.7% in the previous first quarter.

Infant & Baby

Sales

Infant & Baby sales were down 5% (-2% in local currencies) to USD 307 million, owing to divestment of minor businesses in Europe and additional cash discounts being deducted from sales.

Gerber once again increased its segment share in the US, driven by innovative new products, such as Lil' Entrées microwavable convenience meals for babies and toddlers. The US Baby Care franchise posted a 3% rise in sales, lifted by new product launches including a new insulated cup and a line of breast therapy products for nursing mothers.

Operating income

Operating income dropped 24% to USD 45 million as the cost of goods sold and Marketing & Sales increased due to strategic investments in the US for the conversion to plastic packaging of key jarred brands. The operating margin fell 3.6 percentage points from the previous first quarter level to 14.7%.

CIBA Vision

Sales

CIBA Vision sales increased 16% (7% in local currencies) to USD 296 million, benefiting from the continued strong performance of the high volume lens business and growing sales in the lens care and surgical franchise.

Focus DAILIES (daily disposables) and NIGHT & DAY (continuous wear up to 30 nights) contact lenses continued to perform dynamically, particularly in Europe and North America, where double-digit sales growth was achieved. FreshLook colored lenses retained category leadership as new comfort improvements are rolled out globally.

The lens care franchise reported a pick-up in sales driven by growth in North America and the continuing success of FreshLook Care in Japan.

The ophthalmic surgical business grew steadily ahead of the market, supported by increased sales of a number of recently launched new products.

Operating income

Operating income rose 26% to USD 29 million. Conversion to the improved comfort FreshLook lens and continued investment in product quality led to an increase in the cost of goods sold. Marketing & Sales and General & Administration costs grew proportionately less than sales. As a result, the operating margin improved from 9.0% in the previous first quarter to 9.8%.

Corporate

Corporate income/expense, net

Net corporate expense (which includes the costs of corporate management, income from charging share and share option plan costs to the operating companies, and pension income) amounted to USD 26 million in contrast to an income of USD 17 million in the first quarter of 2002. The change was largely due to currency translation of non-US dollar costs.

Result from associated companies

Associated companies resulted in an overall expense of USD 246 million. Novartis' 42% stake in Chiron Corporation contributed an income of USD 25 million, whereas the stake in Roche Holding AG yielded a first-quarter pre-tax loss of USD 277 million. USD 269 million of this is due to the Novartis share in the associated company's unexpected large loss of CHF 4.0 billion in 2002, booked only in 2003. The remainder represents an estimate for the first quarter of the current year.

Financial income, net

Net financial income amounted to USD 180 million, generated in a difficult environment by good currency management and successful bond investments. Gross financial income reached USD 272 million, compared with USD 241 million in the previous first quarter, owing to additional income on currency and interest-rate instruments.

Strong balance sheet

Novartis maintained the strength of its balance sheet at 31 March 2003 and continues to be rated AAA by Standard & Poor's and Moody's.

The Group continued the share buy-back program initiated last July to repurchase shares via a second trading line on the SWX Swiss Exchange for up to a total of CHF 4.0 billion (approximately USD 2.6 billion). On 31 March, 29.1 million shares had been repurchased for a total of USD 1.1 billion.

The Group's equity decreased slightly from USD 28.3 billion at 31 December 2002 to USD 28.0 billion at 31 March 2003, as net income (USD 1.1 billion) and translation gains (USD 0.6 billion) only partially offset dividend payments (USD 1.7 billion) and the acquisition of treasury shares (USD 0.1 billion).

Total financial debts rose USD 0.3 billion from the 31 December 2002 level, principally on account of exchange rate movements on non-US dollar amounts. As a result, the debt/equity ratio rose slightly from 0.20:1 on 31 December 2002 to 0.21:1 on 31 March 2003.

Cash flow

The cash flow from operating activities increased 45% to USD 1.8 billion, mainly as result of the strong business expansion and good working capital management.

Cash outflow used for investing activities was only USD 52 million. Capital expenditure increased USD 60 million to USD 219 million, but this was offset by a significant inflow of USD 167 million from the sale of marketable securities, intangible and financial assets.

Free cash flow was a negative USD 66 million, owing to the increased dividend payment of USD 1.7 billion in the first quarter of 2003. However, a USD 544 million increase in cash flow from operations more than offset the dividend increase of USD 357 million and additional fixed asset investments of USD 60 million.

Overall, liquidity (cash, cash equivalents and marketable securities including financial derivatives) amounted to USD 12.9 billion at 31 March 2003. After deducting financial debt, net liquidity remains high at USD 7.0 billion.

Disclaimer

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "would have", "pipeline", "Outlook", "expected", "projected", "opportunities", "anticipated", "will", "estimate" or similar expressions, or express or implied discussions regarding potential future sales of existing products, potential new products or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that existing products will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management's expectations could be affected by, among other things, new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2002, the Group's businesses achieved sales of USD 20.9 billion and a net income of USD 4.7 billion. The Group invested approximately USD 2.8 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 77 200 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

Further Reporting Dates in 2003

21 July 2003	First-half and second-quarter results
20 October 2003	Nine-month and third-quarter results
19 November 2003	R&D day

13

Consolidated income statements (unaudited)

	Q1 2003	Q1 2002	Change
	USD m	USD m	USD m	%

Total sales	5 721	4 742	979	21
Cost of goods sold	-1 363	-1 199	-164	14

Gross profit	4 358	3 543	815	23
Marketing & Sales	-1 833	-1 529	-304	20
Research & Development	-843	-631	-212	34
General & Administration	-331	-297	-34	11

Operating income	1 351	1 086	265	24
Result from associated companies	-246	-9	-237
Financial income, net	180	225	-45	-20

Income before taxes and minority interests	1 285	1 302	-17	-1
Taxes	-219	-237	18	-8
Minority interests	-3	-1	-2

Net income	1 063	1 064	-1	0

Condensed consolidated balance sheets (unaudited)

	31 March 2003 USD m	31 Dec 2002 USD m	Change USD m	31 March 2002 USD m

Assets
Total long-term assets	24 782	24 210	572	19 643

Current assets
Inventories	3 147	2 963	184	2 583
Trade accounts receivable	3 928	3 697	231	3 191
Other current assets	1 909	1 613	296	1 233
Cash, short-term deposits and marketable securities	12 896	12 542	354	12 413

Total current assets	21 880	20 815	1 065	19 420

Total assets	46 662	45 025	1 637	39 063

Equity and liabilities
Total equity	28 013	28 269	-256	24 685

Long-term liabilities (including minority interests)
Financial debts	2 898	2 729	169	1 485
Other long-term liabilities	6 210	5 755	455	4 776
Total long-term liabilities	9 108	8 484	624	6 261
Short-term liabilities
Trade accounts payable	1 288	1 266	22	922
Financial debts and derivatives	2 981	2 841	140	3 058
Other short-term liabilities	5 272	4 165	1 107	4 137
Total short-term liabilities	9 541	8 272	1 269	8 117

Total liabilities	18 649	16 756	1 893	14 378

Total equity and liabilities	46 662	45 025	1 637	39 063

Condensed consolidated cash flow statements (unaudited)

	Q1 2003	Q1 2002	Change
	USD m	USD m	USD m

Net income	1 063	1 064	-1
Reversal of non-cash items
Taxes	219	237	-18
Depreciation, amortization and impairments	304	219	85
Net financial income	-180	-225	45
Other	62	-67	129

Net income adjusted for non-cash items	1 468	1 228	240
Interest and other financial receipts	114	90	24
Interest and other financial payments	-26	-31	5
Taxes paid	-201	-180	-21

Cash flow before working capital and provision changes	1 355	1 107	248
Restructuring payments and other cash payments out of provisions	-47	-33	-14
Change in net current assets and other operating cash flow items	451	141	310

Cash flow from operating activities	1 759	1 215	544

Investments in tangible fixed assets	-219	-159	-60
Decrease/increase in marketable securities, intangible and financial assets	167	-389	556

Cash flow used for investing activities	-52	-548	496

Cash flow used for financing activities	-1 707	-1 910	203

Translation effect on cash and cash equivalents	176	-4	180

Change in cash and cash equivalents	176	-1 247	1 423
Net cash and cash equivalents at 1 January	5 798	6 639	-841

Net cash and cash equivalents at 31 March	5 974	5 392	582

Condensed consolidated changes in equity (unaudited)

	First quarter 2003	First quarter 2002	Change
	USD m	USD m	USD m

Consolidated equity at 1 January	28 269	25 161	3 108
Dividends	-1 724	-1 367	-357
Acquisition of treasury shares, net	-122	31	-153
Translation effects	610	-211	821
Net income for first quarter	1 063	1 064	-1
Other equity movements	-83	7	-90

Consolidated equity at 31 March	28 013	24 685	3 328

Notes to the interim financial report for the first three months ended 31 March 2003 (unaudited)

1.    Basis of preparation

This unaudited interim financial report has been prepared in accordance with the accounting policies set out in the 2002 Annual Report and International Accounting Standard 34 on Interim Financial Reporting.

As of January 2003, the Novartis Group is presenting its results in US dollars. For comparison purposes, the Group has also restated prior year figures to present those results in US dollars. During the first quarter of 2003, the Novartis Group's associated company, Roche Holding AG, announced an unexpected loss for 2002. This has resulted in additional losses of USD 269 million pre-tax and USD 287 million post-tax relating to 2002 being included in the first quarter income statement. Apart from these matters, there were no other significant changes in accounting policies or estimates or in any contingent liabilities from those disclosed in the 2002 Annual Report.

2.    Changes in the scope of consolidation, and other significant transactions

The following significant transactions were made during the three months to 31 March 2003 and in 2002:

2003

Pharmaceuticals

The division announced an agreement on 26 March to acquire 51% of Idenix, a biotech company based in Cambridge, USA, for USD 255 million in cash. Since the transaction has not yet received regulatory approval, it has not yet been consummated and is therefore not included in the first quarter 2003 consolidated financial statements.

The division also announced an agreement to acquire Pfizer's M3 antagonist, Enablex® (darifenacin) on 18 March for a total of up to USD 225 million. As this transaction has not yet received regulatory approval it has not yet been consummated and is therefore not included in the first quarter 2003 consolidated financial statements.

On 11 February, the division announced the completed sale of the US rights to its Fioricet® and Fiorinal® lines (tension headache treatments) to Watson Pharmaceuticals, Inc. for USD 178 million.

2002

Animal Health

In January, the Business Unit completed the acquisition of two US farm animal vaccine companies, Grand Laboratories Inc., Iowa and ImmTech Biologies Inc., Kansas. The combined purchase price is a minimum of USD 98 million of which USD 78 million was settled in Novartis American Depositary Shares. The final purchase price may increase depending on whether certain future sales and other targets are met.

Medical Nutrition

The sale of the Food & Beverage portion of the Health & Functional Food businesses to Associated British Foods for approximately USD 287 million was completed in November 2002. The divested businesses' sales were USD 209 million in 2002.

Generics

In November 2002, more than 99% of the shares of Lek, Slovenia's leading drug-maker, were acquired for approximately USD 0.9 billion. The acquisition opens up a leading position for Generics in the fast growing Eastern Europe market. Only a provisional balance sheet has been included in the 31 December 2002 and 31 March 2003 consolidated financial statements. Lek sales and operating income have been consolidated from 1 January 2003.

Corporate

In the course of 2002, the Group increased its stake in Roche Holding AG voting shares by 11.4%, bringing its overall stake to 32.7%. In total at 31 December 2002 the Group owned 6.2% of Roche's total shares and equity securities.

3.    Principal currency translation rates

	Average rates Q1 2003 USD	Average rates Q1 2002 USD	Period-end rates 31 March 2003 USD	Period-end rates 31 Dec. 2002 USD	Period-end rates 31 March 2002 USD

1 CHF	0.732	0.595	0.734	0.712	0.596
1 EUR	1.073	0.877	1.083	1.038	0.873
1 GBP	1.602	1.426	1.576	1.601	1.425
100 JPY	0.841	0.756	0.839	0.834	0.754

4.    Share information

	First quarter 2003	First quarter 2002

Average number of shares outstanding (million)	2 472.9	2 548.7
Basic earnings per share (USD)	0.43	0.42
Diluted earnings per share (USD)	0.42	0.42
	31 March 2003	31 March 2002

Registered share price (CHF)	50.05	66.15
ADS price (USD)	37.06	39.60
Market capitalization (CHF billion)	123.7	168.6

5.    Condensed consolidated change in liquidity

	Q1 2003 USD m	Q1 2002 USD m	Change USD m

Change in cash and cash equivalents	176	-1 247	1 423
Change in marketable securities, financial debt and financial derivatives	-131	1 091	-1 222

Change in net liquidity	45	-156	201
Net liquidity at 1 January	6 972	8 026	-1 054

Net liquidity at 31 March	7 017	7 870	-853

6.    Free cash flow

	Q1 2003 USD m	Q1 2002 USD m	Change USD m

Cash flow from operating activities	1 759	1 215	544
Purchase of tangible fixed assets	-219	-159	-60
Purchase of intangible and financial assets	-395	-214	-181
Sale of tangible, intangible and financial assets	513	234	279
Dividends	-1 724	-1 367	-357

Free cash flow (excl. acquisition of Roche)	-66	-291	225

7.    Significant differences between IAS and United States Generally Accepted Accounting Principles

        The Group's consolidated financial statements have been prepared in accordance with IAS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

	2003 USD m	2002 USD m

Net income under IAS	1 063	1 064
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-67	-48
Purchase accounting: other acquisitions	-65	3
Purchase accounting: IAS goodwill amortization	41	31
Available-for-sale securities and derivative financial instruments	-39	-86
Pension provisions	3
Share-based compensation	-49	-1
Consolidation of share-based compensation foundations	-6	-6
Deferred taxes	-144	-14
In-process Research & Development	13	5
Other	-44	2
Deferred tax effect on US GAAP adjustments	-1	22

Net income under US GAAP	705	972

Basic earnings per share under US GAAP (USD)	0.30	0.40

Diluted earnings per share under US GAAP (USD)	0.29	0.39

	31 March 2003 USD m	31 March 2002 USD m

Equity under IAS	28 013	24 685
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	3 140	2 828
Purchase accounting: other acquisitions	2 942	3 157
Purchase accounting: IAS goodwill amortization	196	31
Pension provisions	1 109	853
Share-based compensation	-199	-18
Consolidation of share-based compensation foundations	-611	-377
Deferred taxes	-706	-384
In-process Research & Development	-994	-680
Other	-80	64
Deferred tax effect on US GAAP adjustments	-157	290

Equity under US GAAP	32 653	30 449

Supplementary tables: First quarter 2003 — Sales of top twenty pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	301	60	264	37	565	58	49
Neoral/Sandimmun	Transplantation	55	-32	186	-13	241	-10	-19
Gleevec/Glivec	Chronic myeloid leukemia	66	42	166	135	232	113	95
Zometa	Cancer complications	141	168	66	297	207	209	196
Lotrel	Hypertension	177	33	0		177	33	33
Lamisil (group)	Fungal infections	81	41	92	-4	173	23	14
Lescol	Cholesterol reduction	76	21	95	23	171	33	22
Sandostatin (group)	Acromegaly	75	4	89	1	164	10	2
Voltaren (group)	Inflammation/pain	3	-32	129	-9	132	-6	-10
Cibacen/Lotensin/Cibadrex	Hypertension	78	-10	29	-10	107	-7	-10

Top ten products total		1 053	34	1 116	20	2 169	35	27
Miacalcic	Osteoporosis	58	12	34	-20	92	3	-1
Visudyne	Macular degeneration	42	-2	40	35	82	21	12
Tegretol (incl. CR/XR)	Epilepsy	25	-36	57	-7	82	-15	-18
Exelon	Alzheimer's disease	38	-11	39	17	77	7	0
Trileptal	Epilepsy	58	64	18	32	76	55	55
Leponex/Clozaril	Schizophrenia	25	-14	51	2	76	3	-4
Foradil	Asthma	2	-64	63	-8	65	2	-13
HRT range	Hormone replacement	30	-26	26	-21	56	-20	-24
Femara	Breast cancer	19	21	37	24	56	37	23
Famvir*	Viral infections	35	-26	17	6	52	-15	-18

Top twenty products total		1 385	22	1 498	14	2 883	26	18
Rest of portfolio		162	-18	564	-12	726	-6	-14

Total		1 547	16	2 062	5	3 609	18	10

* 2002 restated because of transfers to other sectors

Supplementary tables: Sales by region (unaudited)

	Q1 2003	Q1 2002	% change		Q1 2003	Q1 2002
	USD m	USD m	USD	local currencies	% of total	% of total

Pharmaceuticals
US	1 547	1 333	16	16	43	43
Rest of world	2 062	1 735	19	5	57	57

Total	3 609	3 068	18	10	100	100

Generics
US	344	131	163	163	45	34
Rest of world	417	254	64	43	55	66

Total	761	385	98	83	100	100

OTC
US	123	105	17	17	31	31
Rest of world	278	235	18	3	69	69

Total	401	340	18	8	100	100

Animal Health
US	51	50	2	2	32	33
Rest of world	106	100	6	-1	68	67

Total	157	150	5	0	100	100

Medical Nutrition (incl. divested activities)
US	61	60	2	2	32	27
Rest of world	129	161	-20	-33	68	73

Total	190	221	-14	-25	100	100

Infant & Baby
US	249	248	0	0	81	77
Rest of world	58	75	-23	-12	19	23

Total	307	323	-5	-2	100	100

CIBA Vision
US	106	102	4	4	36	40
Rest of world	190	153	24	9	64	60

Total	296	255	16	7	100	100

Consumer Health
US	934	696	34	34	44	42
Rest of world	1 178	978	20	7	56	58

Total	2 112	1 674	26	18	100	100

Group
US	2 481	2 029	22	22	43	43
Rest of world	3 240	2 713	19	6	57	57

Total	5 721	4 742	21	13	100	100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: April 16, 2003	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting

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SIGNATURES